UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of
the Securities Exchange Act of 1934.

Commission File Number: 333-268022

Nava Health MD, INC.

(Exact name of registrant and depositor as specified in its charter)

9755 Patuxent Woods Drive
Suite 100

Columbia, MD 21046
(410) 910-6156

(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1)	☐
Rule 12g-4 (a) (2)	☐
Rule 12h-3(b) (1)(i)	☒
Rule 12h-3(b) (1) (ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 20

Pursuant to the requirements of the Securities Exchange Act of 1934, Nava Health MD, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

NAVA HEALTH MD, INC.

	By:	/s/ Bernaldo Dancel
Dated: May 12, 2023		Bernaldo Dancel, Chief Executive Officer